UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934


                      Pollution Research and Control Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   731-547-303
              -----------------------------------------------------
                                 (CUSIP Number)


       Ronald E. Patterson, 12343 Fairway Pointe Row, San Diego, CA 92128
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                 March 31, 2000
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                   SCHEDULE 13D/A

CUSIP No.  731-547-303
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1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ronald E. Patterson    ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
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7    SOLE VOTING POWER

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  NUMBER OF   |    |     SOLE VOTING POWER
   SHARES     |    |     748,030
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |    |     SHARED VOTING POWER
    EACH      |    |     -0-
  REPORTING   |-----------------------------------------------------------------
    WITH      |    |     SOLE DISPOSITIVE POWER
              |    |     748,030
              |-----------------------------------------------------------------
              |    |     SHARED DISPOSITIVE POWER
              |    |     -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     748,030
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.9%
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14   TYPE OF REPORTING PERSON*
     IN   See attached additional page 1 and 2.
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

     The class of equity securities to which this statement relates is shares of Common Stock, no par value, of Pollution Research and Control Corp., a California corporation (the "Company"), whose principal executive offices are located at 506 Paula Avenue, Glendale, California 91201.

Item 2. Identity and Background

     (a) Name: Ronald E. Patterson

     (b) Address:

         12343 Fraiway Pointe Row
         San Diego, CA  92128

     (c) Principal occupation: Retired

     (d) The undersigned has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The undersigned has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: U.S.A.

Item 3. Source and Amount of Funds

     Mr. Patterson utilized personal funds for the transaction described in Item 5(c)(1).

Item 4. Purpose of Transaction

     Mr. Patterson acquired the Company's securities for investment purposes. Mr. Patterson does not have any plans to engage in any of the activities described in Item 4 of Schedule 13D/A.

Item 5. Interest in Securities of the Issuer

     (a) Mr. Patterson is the beneficial owner of 748,030 shares of the Company's Common Stock (including 187,858 shares which may be acquired upon the exercise of presently exercisable warrants), representing 16.9% of the outstanding shares of Common Stock of the Company, based on 4,235,085 shares outstanding on April 6, 2000, as advised by the Company.

     (b) Mr. Patterson has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such shares.

     (c) This Amendment No. 2 to Schedule 13D is being filed to report the following transactions:

     (1) On March 31, 2000, Mr. Patterson exercised warrants (the "Initial Warrants") to purchase an aggregate of 187,858 shares of the Company's common stock by delivering to the Company the exercise price of $.75 per share. The Initial Warrants were exercisable until July 16, 2002. In order to induce holders of Initial Warrants to exercise their Initial Warrants prior to the expiration date, the Company had agreed to issue additional warrants (the "Additional Warrants") to purchase that number of shares issued upon the exercise of Initial Warrants.

     (2) On March 31, 2000, Mr. Patterson acquired from the Company currently exercisable Additional Warrants to purchase an aggregate of 187,858 shares at an exercise price of $4.00 per share. The Additional Warrants expire on March 31, 2003.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Company's securities that are owned by Mr. Patterson.

     (e) Not applicable.

Item 6. Contract, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     None.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 1, 2000



                                       /s/ Ronald E. Patterson
                                       -----------------------------------------
                                       Name: Ronald E. Patterson
                                       Title: Individual